SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

apimec
ASSOCIAÇÃO DOS ANALISTAS
E PROFISSIONAIS DE INVESTIMENTO
DO MERCADO DE CAPITAIS

PRESENTATION OF RESULTS
2Q19



Disclaimer

This presentation may include **estimates and forecasts** that **are not statements of facts that happened in the past** they rather reflect **beliefs and expectations of our management** and may stand as estimates and forecasts about **future events** according to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

The words "believes," "may," "can," "estimates," "continues," "forecasts," "intends," "hopes," and similar are targeted at pointing out to **estimates that necessarily imply risks and uncertainties, whether known or not.**

Risks and Uncertainties which are known include, without limitation: **economic, regulatory, political and commercial conditions** existing in Brazil and abroad, **changes in interest rates, inflation and value of Brazilian Reais, changes in volumes and standard for use of electric energy** by consumers, **competitive conditions,** our level of **indebtedness,** the likeliness that we receive **payments connected to our receivables, changes in our rainfall and water levels** in reservoirs used to operate our hydropower plants, our **plans concerning financing and capital investment, governmental regulations** in effect or subsequently established, as well as other risks described in our annual report and other documents registered with CVM and SEC.

The estimates and forecasts solely refer to the date on which they are stated, thus we do not undertake **any obligation to update any of these estimates or forecasts** as a result of new information or future events. The future results of the operations and efforts of the Companies may be different from the current expectations and **investors, then, should not rely solely on the information stated herein.**

This material includes **calculations that may not reflect accurate results owing to rounding-off performed.**

Eletrobras

CORPORATE **HIGHLIGHTS**

CAPITALIZATION

Controlling Shareholder's Deliberation:
Authorization for further studies on the eventual privatization of Eletrobras.

GOVERNANCE

IG-SEST
Maximum score in the 4th cycle of IG-SEST in August 2019.
Inclusion of all operating subsidiaries in IG-Sest – Level 1 (excellence level)

PDNG 2019-2023

468 PDC employees severed in 2019, implying a cost amounting to BRL **188 Million** and estimated annual savings of **BRL 165 Million.**

OBZ Entry
June 2019

NET DEBT/EBITDA

Settlement of 19 Bonds - USD 1 Billion

Petrobras Amortization - BRL 1.3 billion

Eletropaulo
Receipt of BRL 274 Million – 1st installment

BRL 938 Million
cash from sale of SPE'S until July/19
BRL 371 Million to be received until August 19

CORPORATE **HIGHLIGHTS**

GENERATION	**49,902 MW of installed capacity** with **aggregation of 508 MW** in 2019 and increase of **2.6% compared 2Q18**	Increase of **BRL 1.1 Billion** in revenues
TRANSMISSION	**71,042 Km** from Transmission Lines, with **increment of 145 Km** in 2019 and decrease of **1.1%** decrease compared **2Q18 owing to the sale of SPE's**	BRL 30 Million **Aggregated RAP in 2Q19**
DISTRIBUTION	**BRL 5,260 Million** **reversal of negative shareholders equity from Amazonas D, transferred in April/19** **R$ 921 million** - Provision of CCC credits	**30% Option** **Non-exercise in Boa Vista Energia and Eletroacre**
ANGRA 3	***Market Sounding*** Accomplished in June 2019.	Next steps: setting of business and auction model for selection of a private partner.

This presentation may contain estimates and projections. see disclaimer.

Eletrobras

SAFETY OF DAMS

CORPORATE HYDROPOWER PLANT PROJECTS

According to Aneel Resolution 696/2015, the dams of the Eletrobras companies' corporate ventures must carry out the **Periodic Safety Review (RPS) between 2022 and 2025.**

- ✓ **Dam Safety Plans - PSB and the Emergency Action Plan - PAE on time;**
- ✓ **No accident records that pose risks to dam safety;**
- ✓ **Creation of Operation and Maintenance Management Committee (CGOM) for all Eletrobras companies**
- ✓ **Intensification and voluntary anticipation of dam safety actions: Contracting of Periodic Safety Revisions (PSR) - scheduled for September/19;**


Itaipu Power Plant

Eletrobras

FINANCIAL HIGHLIGHTS
(BRL MILLION)

GROSS REVENUE

IFRS

2Q18
BRL 7,089

2Q19
R$ 8,058

14% ↑

Recurring

2Q18
BRL 7,076

2Q19
R$ 7,911

13% ↑

EBITDA

IFRS

2Q18
BRL 3,535

2Q19
BRL 1,350

-62% ↓

Recurring

2Q18
BRL 2,888

2Q19
BRL 3,113

8% ↑

NET INCOME

IFRS

2Q18
BRL 1,372

2Q19
BRL 5,561

305% ↑

Recurring

2Q18
BRL - 60

2Q19
BRL 2,187

3,774% ↑

Eletrobras

EVOLUTION OF OUR BUSINESSES



GENERATION

96% clean energy



THERMAL
4%
1,987 MW
WIND & SOLAR
2%
1,093 MW
NUCLEAR
4%
1,990 MW
49,902
HYDRAULIC
90%
44,832 MW

In 2019,
508 MW

Highlights
Belo Monte – entry of UG14 turnas HPP of Belo Monte the largest power plant 100% brazilian, currently with 8,789 MW.

49,902 MW Installed Capacity

30.2% of the country

8,990 MW

Eletronuclear + Itaipu
5.4% of the country



Eletrobras
165,479 MW
Total Brazil
Source: Aneel

+5,098 MW Brazil compared to 2Q18

With +1,273 MW, 25%
With participation of Eletrobras

This presentation may include estimates and forecasts. See disclaimer.

Eletrobras

SECTOR CONTEXT AND PERFORMANCE ELETROBRAS

The **Generation Revenue** increased from BRL 4.2 Billion to 5.3 Billion, **accounting for 25% compared to 2Q18**

Revenue (BRL Billion)	ACR (Regulated Market)				ACL (free market)
	Exploration		O&M Law No. 12,783/13		Revenue
	Revenue	Mwavg	Revenue	Mwavg	
2Q18	1.04	1,969	0.54	7,451	1.74
2Q19	1.86	2,821	0.84	7,451	1.57
%	77.8%	43.2%	55.5%	0.0%	-9.7%

ACR
Exploration: PIES and 4 Gas Plants of Amazonas GT, after the sale of Amazonas D and the entry of Mauá 3: BRL 727 Million

ACR
O&M: GAG Improvement of BRL 250 Million

ACL
Lower bilateral contracts of Chesf and Eletronorte
Short-term: Decrease in PLD and GSF

Market

GSF
2Q18: 16%
2Q19: 11%

PLD
2Q18: BRL 303/MWh
2Q19: BRL 131/MWh

Eletrobras Average Price:

ACL 2Q18: BRL 163/MWh
ACL 2Q19: BRL 166/MWh

ACR 2Q18: BRL 247/MWh
ACR 2Q19: BRL 299/MWh

Eletrobras

GENERATION PROJECTS **UNDER CONSTRUCTION**



Belo Monte HPP
Total: 11,233.1 MW
OC: 8,788.64 MW
UG15 – Aug/19 *
*Concatenation: Jan/20
Comp. Eol. Fortim
Total: 123 MW
OC: -
Nov/19
UEE Casa Nova A
Total: 27 MW
OC: -
Jun/20
Comp. Eol. Pindaí I
Total: 68 MW
OC: -
Jul/19
Comp. Eol. Pindaí II
Total: 26 MW
OC: -
Jul/19
Comp. Eol. Pindaí III
Total: 16 MW
OC: -
Oct/19
UTN Angra 3
Total: 1,405 MW
OC: -
Jan/26
Sinop HPP
Total: 401.88 MW
OC: -
Aug/19
RR
AP
AM
PA
MA
CE
RN
PB
PE
PI
AL
SE
AC
RO
MT
TO
BA
DF
GO
MG
ES
MS
SP
RJ
PR
SC
RS
Map Key:
Holding
Furnas
Eletronorte
CHESF
Eletronuclear
Hydropower Plant
Nuclear
Wind

4,662 MW in Brazil
To entry into operation with the participation of Eletrobras

3,231 MW
Participation of Eletrobras

Entry into commercial operation

Until December 2021	2026
+ 1,826 MW	**+ 1,405 MW**

Eletrobras

This presentation may include estimates and forecasts. See disclaimer.

TRANSMISSION

THE LARGEST TRANSMISSION COMPANY IN LATIN AMERICA

71,042 km
total **Eletrobras transmission lines amounting to 64,782 km** ≥ 230 kV

46.5% of Brazil

2019



Existing
Future
LTs Eletrobras Companies
LTs Eletrobras Companies with partnership
LTs Eletrobras Other

In 2Q19,

+ 145 km

of phsysical aggregation in **Chesf**

+ BRL 30 Million
- R$ 29.5 million corporate
- R$ 0.5 million O&M

Total added RAP in Eletrobras companies in 2Q19, with the highlight of **Chesf** with **BRL 23.16 Million.**

+3,524 Km Brazil vis-à-vis 2Q18

With + 477.2 km, 13.5% with participation of Eletrobras

Eletrobras

FINANCIAL PERFORMANCE 2Q19



INCOME STATEMENT **2Q19**

BRL million	IFRS 2Q18	IFRS 2Q19	IFRS %	Recurring 2Q18	Recurring 2Q19	Recurring %	Recurring: includes RBSE revenue, in order to follow the protocol with debentures issued
ROL	5,913	6,643	12%	5,901	6,570	11%	**BRL 727 Million** Amazonas GT – PIES, Mauá 3 and Aparecida **BRL 250 Million** GAG Improvement **-BRL 281 Million RBSE (BRL 1,265** Million in 2Q18 to **BRL 984** Million in 2Q19)
(–) PMSO	-2,034	-2,314	14%	-1,996	-2,139	7%	**BRL 80 million Amazonas GT** (accounting reclassification); BRL 42 million Chesf (services); **BRL 34 million in windpower generation**: compensation for reduced generation / **NR: BRL 71 Million - Holding** (consulting); **BRL 60 million - 1st installment of the agreement between Furnas and Inepar** (contractual rebalancing); **-BRL 47 million** in 2Q18 adjustments intercompany eliminations
(-) Operating Costs and Expenses	-1,358	-1,575	16%	-1,247	-1,394	12%	**BRL 255 Million:** Amazonas GT: Fuel of UTE Mauá 3 and Energy Purchased for Resale of PIES
(–) Operating Provisions	785	-1,506	-292%	0,2	-26	-15464%	**NR: BRL 921 million:** CCC Amazonas Energia**; BRL 387 million: Chesf transmission expiry, c**ompensated by **onerous contract reversal BRL 180 million**
(+) Equity Interest	230	102	-56%	230	102	-56%	**-BRL 143 Million:** Lower result of **Norte Energia**
Ebitda	**3,535**	**1,350**	**-62%**	**2,888**	**3,113**	**8%**	**NR: BRL 921 million: CCC Provision;** Negative net effect **of R $ 207 million - Expiry Chesf; BRL 1,334 million** reversal of TFRH Pará RATE in 2Q18
Depreciation and Amortization	-418	-445	6%	-418	-445	6%	
Financial Result	-1,884	412	122%	-1,749	535	131%	**RBSE Fair Valu**e: + BRL 1,694 million in 2Q19 and -BRL 1,629 million in 2Q18: NTN-B discount rate from 5% in 2Q18 to 3,1% in 2Q19; **Eletronuclear** BRL 283 million of unfunded charges at Angra III Plant (as long as the work is not resumed)
Income Tax and Social Contribution	-781	-1,016	30%	-781	-1,016	30%	**-BRL 533 milli**on: Furnas: re-measurement of deferred income tax liability related to RBSE
Result of Discontinued Operations	919	5,260	472%	-	-	-	**+BRL 5,260 million**: Reversal of negative equity Amazonas Energia Distribuidora:
Net Result	**1,372**	**5,561**	**305%**	**-60**	**2,187**	**3774%**	

GROSS REVENUE **2Q19**



+ 14%
+ BRL 970 Million IFRS
+ 13%
+ BRL 908 Million Recurring
7,089
Gross Revenue IFRS 2Q18
-12
Construction Generation
7,076
2Q18 Recurring Gross Revenue
769
+21%
Generation - Exploration System
302
+56%
Generation - O&M System
144
+14%
Transmission - Revenue from Operation and Maintenance
-180
-59%
Transmission - Revenue from Construction
-281
-22%
Transmission - RBSE
80
+62%
Transmission - Contractual Revenue
73
+103%
Other Revenues
7,911
2Q19 Recurring Gross Revenue
74
Construction G/ Procel Ret and Gains of SPE's
8,058
IFRS 2Q19 Gross Revenue

GENERATION

- **Exploration: Increase by BRL 727 Million** Amazonas GT – PIES, Mauá 3 and Aparecida
- **O&M: Increase by BRL 250 Million** connected to GAG Improvement

TRANSMISSION

- **O&M: Increase by BRL 26 Million** in Furnas connected to RBNI of Renewed LT;
- **Construction: Decrease by BRL 180 Million** in the construction revenue owing to the smaller level of investments;
- **RBSE: Decrease by BRL 281 Million** of RBSE as a result of payments
- **Contractual Revenue: BRL 55 Million** Chesf (strengthenings and improvements of Transmission Contract 61)

SALE OF SPE'S

- **BRL 35 Million** Eletrosul - SPE's Etau and Uirapuru
- **BRL 29 Million** Furnas - SPE's Transleste, Transudeste and Transirapé

Eletrobras

OPERATING COSTS

BRL Million

Consolidated	2Q18	2Q19	%
IFRS Operating Costs	1,358	1,575	16%
Recurring Operating Costs	1,247	1,565	26%



Eletronuclear Cost Retroactive (Enel): BRL 99
Construction Generation: BRL 12
111
286
432
306
234
NONRECURRING ITEMS
CONSTRUCTION TRANSMISSION
-47%
CHARGES FOR USE OF THE ELECTRICAL GRID
-7%
ENERGY PURCHASED FOR RESALE
52%
FUEL
63%
181
152
404
466
381
Construction Generation: BRL 10
Intercompany adjustments BRL 171
2Q18
2Q19

VARIATIONS IN **2Q19**

⬇Construction Transmission	- BRL134 million • lower level of investments
⬇Charges for Use of the Electrical Grid	+ BRL28 million • Reduction due to lower transmission charges (TUST).
⬆Energy purchased for resale	+ BRL160 million • + BRL 71 million Amazonas GT: contracts with independent producers PIES • + BRL 49 million Holding: purchase of energy (for resale) from Uruguay • + BRL 19 million Chesf: (average contract price adjustment equivalent to BRL 6.63 / MWh; seasonalization) • + BRL 12 million Furnas: price adjustment with SPE Teles Pires and increase in contracted amount.
⬆Fuel	+ BRL 147 milhões • + BRL 184 million Amazonas GT: Mauá 3 and PIES in 2Q19 x higher CCC reimbursement of BRL 37 million in 2Q18; • - BRL 25 million: Electronuclear

*The cost of retroactive Eletronuclear is recorded under Charges for Use of the Electrical Grid in 2Q18

Eletrobras

PERSONNEL, MATERIALS, SERVICES AND OTHER

BRL Million

Consolidated	2Q18	2Q19	%
PMSO IFRS	2,034	2,314	13.8%
Recurring PMSO	1,996	2,139	7.2%



NR
O
S
M
P
39
176
530
59
1,230
175
345
553
71
1,171
96%
4%
19%
-5%
2T18
2T19

N R

+ BRL 136 million:

- **+BRL 71 million** Holding
- **+BRL 60 million**: Processo INEPAR (Furnas)
- **+BRL 47 million:** ajustes eliminações intercompanhia 2T18
- **-BRL 3 million** PDC (2T19) e **+BRL 24 million** (2T18)
- **+BRL 15 million** despesas de investigação independente (2T18)

O

+ BRL169 million:

+ BRL 74 million Amazonas GT: amount referring to the recovery of the gas value reclassified in 2Q19 from "Other" to a fuel reduction account.

+ BRL 34 million SPE wind power generation: reimbursement to distributors generation lower than contracted

S

+ BRL 23 million:

+ BRL 43 million Chesf - surveillance, contractors and labor for SAP deployment)

- BRL 26 million Eletronuclear: Angra 2 maintenance stop

M

+BRL 12 Million:

- **+BRL 8 Million: Maintenance shutdown of Angra 2**

P

-BRL 60 million:

Partial effect of dismissed employees in the 2018 and 2019, offsetting a 1.69% increase in ACT:

1H18: - 820 employees 1H19: -468 employees

Eletrobras

Recurring Values: disregarding nonrecurring items (NR).

OPERATING PROVISIONS

BRL Million	2Q18	2Q19	%	
Guarantees	-81	58	-172%	**Reversal of BRL 140 Million** owing to the sale of Amazonas Distribuição
Contingencies	-377	-369	-2%	
Compulsory Loan	-167	40	-124%	**Reversal of BRL 198 Million** mainly owing to the reclassification of the risk of lawsuit cases from probable to possible in 2Q19.
PCLD - Consumers and Resellers	-118	-88	-25%	
PCLD - Financings and Loans	24	-59	349%	**Constitution of BRL 119 million of PCLD RGR Transfer**
Onerous Contracts	216	248	15%	**Reversal** in 2Q19 mainly due to: **BRL 124 Million** LT Camaçari IV – Sapeaçu, **BRL 66 Million** TPP Santa Cruz, **BRL 50 Million** LT Recife II - Suape II and Chesf caducity in BRL 180 million
Provision/(Reversal) for Losses with Investments	-9	27	-405%	
Impairment of Long-term Assets	-210	0	-100%	
Lapse of Concession – caducity (a)	0	-387		Write-off of investments of Transmission Contracts of Chesf
Provision for ANEEL – CCC	0	-921	-	Provision recorded connected to **CCC credits assigned by Amazonas Energia** in the privatization process
Adjustment at Market Value	0.4	0	-100%	
TFRH	1,334	0	-100%	Reversal of TFRH – Pará Rate in 2Q18.
Other	173	-55	-132%	Guarantee of PIES of Amazonas reversed in 2Q18 and book, in 2Q19, for the corresponding entry of GAG Improvement of BRL 51 Million
Total	**785**	**-1,506**	**-292%**	

This presentation may include estimates and forecasts. See disclaimer.

Eletrobras

EBITDA 2Q19

R$ million



- 62%
- BRL 2,185 million
+8%
+BRL 225 million
Highlights:
• Contingencies: -BRL 544
• PAE: -BRL 24
• Onerous C.: BRL 216
• Impairment: -BRL 210
• TFRH: +BRL 1,334
• Others: -BRL 125
Contingencies: -BRL 329
SPE Gain + BRL 64
PCLD: RGR Transfer: -R$ 119
Onerous C.: +BRL 248
Prov. for Losses with Invest - BRL 360
Provision for ANEEL CCC - BRL 921
Other – BRL 346
3,535
-647
2,888
669
+9%
-128
-56%
-147
12%
-144
7%
-26
15646%
3,113
-1,763
1,350
EBITDA IFRS 2Q18
NON-RECURRING ITEMS
RECURRING EBITDA 2Q18
ROL Recurring
RECURRING SHAREHOLDING
OPERATIONAL COSTS
PMSO RECURRING
OPERATIONAL PROVISIONS
RECURRING EBITDA 2Q19
NON-RECURRING ITEMS
EBITDA IFRS 2Q19

Recurring ROL:

+ BRL 536 Million of Amazonas GT
+ BRL 250 Million connected to GAG Improvement
- BRL 281 Million relating to the amortization of RBSE

Recurring Equity Interests:

-**BRL 143 Million**: equivalence of Norte Energia between quarters

Recurring Operating Costs:

+ BRL 255 million Amazonas GT: Fuels (BRL 184 million): Mauá 3, other UTEs and PIES; Energy Purchased for Resale (BRL 71 million): incorporation of PIES

Recurring PMSO:

+ BRL 74 million Amazonas GT Other expenses;
+ BRL 34 million wind power generation
+ BRL 43 million Chesf: surveillance, contractors and labor for SAP implementation.

Recurring Operating Provisions

+ BRL 51 million: GAG Improvement counterpart

Eletrobras

NET EARNING

R$ million



+ 305%
+ R$ 4,189 million
+ 3774%
+ R$ 2,247 million
Highlights:
• EBITDA Adjustments Slide 16
• Discont. Operation BRL 919 m
Highlights:
• EBITDA Adjustments Slide 16
• Discontinued Operation - BRL 5,260 m
1,372
-1,435
-60
225
2,256
-235
2,187
3,374
5,561
+8%
+104%
30%
Net Profit IFRS 2Q18
Nonrecurring items
Recurring Income 2Q18
EBITDA Recurring
Financial Result Recurring and Apreciantion/ Amortization
Income Tax
Recurring Profit 2Q19
Nonrecurring items
Net income IFRS 2Q19

Financial Result

+ BRL 1,694 million Financial income from RBSE fair value measurement, due to reduction of NTN-B discount rate from 5.1% to 3.1%
- BRL 538 million in Financial Expenses due to the increase in debt charges expenses due to the assumption of debt of the Distributors;
- BRL 283 million of unfunded charges at Angra III Plant (until work is resumed) – Eletronuclear

Income Tax

-BRL 535 Million Furnas: Deferred Income Tax of IFRS 9.

Non Recurring Adjustments

-BRL 5,260 of Discontinued Operation: reversal of PL Amazonas Distribution
-BRL 1,295 Million Ebitda Adjustments = slide 22;
-BRL 123 Million Compulsory Loan Adjustments (Selic)

IFRS EBITDA **ELETROBRAS COMPANIES**

BRL Million


2Q18
2Q19
Eletronuclear
121
339
180%
Eletronorte
TFRH BRL 1,334 million
1.905
518
73%
Furnas
829
953
14%
Chesf
244
-8
103%
Amazonas GT
42
242
476%
Eletrosul
256
179
30%
SPEs
69
46
33%
CGTEE
-54
-40
26%
Eletropar
3
0,8
100%

IFRS RESULT **ELETROBRAS COMPANIES**

BRL Million



2Q18
2Q19
Eletronuclear
0.1
-192
Eletronorte
1,151
348
70%
Furnas
-936
568
160%
Chesf
-9
652
Amazonas GT
-5
98
Eletrosul
38
149
292%
SPE's
2
8
300%
CGTEE
-188
-193
3%
Eletropar
3
1
68%
Discon. Oper.
919
5,260
472%
Consolidated
1,372
5,561
305%

This presentation may include estimates and forecasts. See disclaimer.

Eletrobras

FINANCIAL DISCIPLINE

BRL Million

Goal $\frac{\text{Net Debt}}{\text{Adjusted EBITDA}} < 3.0$

Net Debt/Ebitda



23.4 23.4 23.4 22.7 20.3 18.6 17.6 19.9 26.1 25.7 23.2
6.1 5.7 4.7 4.1 3.7 3.7 3.4 3.3 3.1 3.0 2.6
3.6 2.9 2.3 2.2 1.9 1.9 1.8 1.9 2.2 2.2 2.1
dez-16 mar-17 jun-17 set-17 dez-17 mar-18 jun-18 set-18 dez-18 mar-19 jun-19
Net Debt
Net Debt/EBITDA with RBSE
Proforma Net Debt/EBITDA without RBSE
EBITDA W/ RBSE (LTM)
6.3 8.0 10.0 10.5 10.4 9.6 9.7 10.2 11.7 11.5 11.6

Recurring Ebitda: Started including RBSE to follow the protocol of the debentures issued.
(1) See Explanatory Note 9 and 19 of the 2Q Results

	06/30/2019
(+) Short-term Debt (Current Liabilities)	11,162
(+) Long-term Debt	44,320
GROSS DEBT	**55,482**
(-) Transfer RGR to CCEE (1)	1,587
= Proforma GROSS DEBT	**53,895**
(-) Cash and Cash Equivalents + Deeds and Securities	14,517
(-) Financings Receivable	15,828
(+) Transfer RGR to CCEE (1)	1,587
(-) Net amount of Itaipu Financial Assets	1,942
Net Debt	**23,195**

SUBSEQUENT EVENTS

BRL 3.9 Billion bond of 2019 settled on July 30, 2019

BRL 1.3 billion
amortization of Petrobras debt on August 2, 2019

BRL 5.2 Billion
Gross Debt Amortization

Eletrobras

REALIZED INVESTMENTS

BRL million

Nature of Investments	Realized in 2Q19	Realized in 1H19	Budgeted PDNG 2019	% 1H19
Total Corporate	427.1	782	4,681.9	16.7%
Generation	47.4	85.5	1,248.6	6.9%
Transmission	165.8	263.4	1,411.1	18.7%
Generation - Maintenance	121.2	287.3	924.5	31.1%
Transmission - Maintenance	59.5	83.5	735.3	11.4%
Others*	33	62.1	362.4	17.1%
Total SPE's	150.6	310.2	1,023.3	30.3%
Generation	150.4	270	653.9	41.3%
Transmission	0.2	40.3	369.4	10.9%
Grand Total	**577.7**	**1,092.2**	**5.705.2**	**19.1%**

*Other: Environmental Quality, Infrastructure, Technological Development.

GENERATION

- Jirau – Chesf/Eletrosul: BRL 40 Million
- SINOP – Chesf/Eletronorte: BRL 130 Million
- Teles Pires – Furnas/Eletrosul: BRL 32 Million
- Complexo Pindaí - Chesf: BRL 41 Million
- Overhaul Candiota 2 - BRL162 million

TRANSMISSION

- Improvement amounting to BRL 222 Million
- Mata de Santa Genebra - Furnas: BRL 40 million

INVESTMENTS NOT REALIZED -BRL 828 Million

- Transnorte Energia (TNE): BRL 139 million
- Maintenance Angra I and II: BRL 55 million and Angra III: BRL 53 million
- Casa Nova: BRL 70 million and Itaparica resettlement at BRL 41 million
- Santa Cruz - Furnas TPP Expansion: BRL 92 million
- Furnas Reinforcements and Improvement by BRL 31 million

CURRENT ORGANIZATION STRUCTURE

Estimate of Evolution of SPE's	
Current Position	147
Sold at Eletrobras 01/2018 Auction (under transfer process)	10
To be Sold	41
To be Merged	14
To be Extinguished	25
Total Estimated in 2021	**57**



Eletrobras
R&D
EQUITY
Eletrobras Cepel
Eletrobras Eletropar
145 SPE's (1) in Brazil
2 SPE's abroad
GENERATION
GENERATION AND TRANSMISSION
ITAIPU BINACIONAL
Eletrobras Eletronuclear
Eletrobras Furnas
Eletrobras Chesf
Estimate of Accomplishment
2019
Eletrobras Amazonas GT
Eletrobras Eletronorte
Estimate of Accomplishment
September/2019
Eletrobras CGTEE
Eletrobras Eletrosul
Under incorporation process

A. Call for Tenders for Selling No. 01/2019
- Sale of 39 SPE's split in 6 lots;
- Procedure via Call for Tenders
- August 2019

B. 1 SPE to be sold by Eletronorte

C. 1 SPE to be sold by Eletrosul

FUTURE PROSPECTS

- **Merger of Eletrosul and CGTEE –** waiting approval by government agencies and creditors for AGE's of Eletrosul and CGTEE - September/2019;

- Business Start (proportional to the participation of Eletrobras) of 1,221.73 MW in **Belo Monte,** 196.92 MW in **Sinop**, and 210.25 MW in **wind power generation SPE's** estimated in 2019;

- Start-up of **1,236 km of corporate LT** and via SPE's, considering **corporate 180 km** of Chesf and **1,056 via SPE's** of Eletrosul and Furnas estimated in 2019;

- **Angra 3** – setting of business model by CPPI and holding of auctions for selection of a private partner.

- Law Porject **capitalization of Eletrobras** and setting of model to be adopted.


Funil HPP - Eletrobras Furnas

This presentation may include estimates and forecasts. See Disclaimer.

ELETROBRAS MARKET



Market Value X Book Value
2010 to 2019 (BRL Billion)
Book Value
Market Value
70.3
76.8
67.1
60.5
56.6
42.1
44.2
42.6
55.5
62.3
26.2
26.5
9.7
9
8.5
9
31.7
27.1
33.8
57.7
2010
2011
2012
2013
2014
2015
2016
2017
2018
1S19

This presentation may include estimates and forecasts. See Disclaimer.

Eletrobras

Investor Relations

Eletrobras

www.eletrobras.com.br/elb/ri
ombudsman-ri@eletrobras.com
+55 21 2514 6331
+55 21 2514 4637